UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 31 March 2022

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____















Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road, Sandown,
Sandton, 2196

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

MEDIA RELEASE

GOLD FIELDS PUBLISHES 2021 INTEGRATED ANNUAL REPORT

Johannesburg, 31 March 2022: *Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI)* today published its Integrated Annual Report 2021 (IAR) and a number of associated reports on its website.

These are the statutory Annual Financial Report 2021 (AFR), including the Governance Report, containing the audited consolidated financial statements for the year ended 31 December 2021, the Notice to Shareholders of the Annual General Meeting (AGM), the 2021 Mineral Resources and Mineral Reserves Supplement and the 2021 Climate Change Report. The Form 20-F Report was also filed with the US Securities Exchange Commission today. The relevant documents will also be posted to shareholders over the next few days.

These audited results contain no modifications to the reviewed financial results published on the Stock Exchange News Service on 17 February 2021.

The IAR and the AFR incorporate all aspects of the Group's business, including reviews of the South African, West African, Australian and South American operations, the Group's project activities, as well as detailed financial, operational and sustainable development information.

PwC Inc. have audited the financial statements for the year ended 31 December 2021, and their unqualified Independent Auditor's Report is included in the AFR. PwC Inc have also included the Independent Reporting Accountant's Assurance Report on the compilation of pro-forma financial information in the AFR.

The IAR contains the first CEO Report of Gold Fields' Chief Executive Officer Chris Griffith, who provides an overview of the Company's 2021 performance and of the strategy going forward.

Investor Enquiries

Avishkar Nagaser
Tel +27 11 562 9775
Mobile +27 82 312 8692
Email Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel +27 11 562 9849
Mobile +27 72 493 5170
Email Thomas.Mengel@goldfields.com

Media Enquiries

Sven Lunsche
Tel +27 11 562 9763
Mobile +27 82 260 9279
Email Sven.Lunsche@goldfields.com

Our Purpose
Creating enduring value beyond mining
safety integrity respect responsibility innovation collaborative delivery



Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road, Sandown,
Sandton, 2196

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.com

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

The Gold Fields Mineral Resources and Mineral Reserves Supplement 2021 contains a comprehensive overview of Gold Fields' Mineral Resource and Mineral Reserve status as well as a detailed breakdown for its operations and projects. As at 31 December 2021, Gold Fields had attributable gold-equivalent Mineral Reserves of 48.6Moz (2020: 52.1Moz) and gold-equivalent Mineral Resources (including Mineral Reserves) of 111.8Moz (2020: 116.0Moz).

Gold Fields' Global Reporting Initiative (GRI) Content Index 2021 and the 2021 Report to Stakeholders will be published during April 2022.

Notice of Annual General Meeting (AGM)

Notice is given to Shareholders of the AGM of the Company to be held by both physical attendance and electronic communications on Wednesday, 1 June 2022 at 12:00. The AGM will transact the business as stated in the Notice of that meeting, a copy of which can be found with the IAR on the company's website at www.goldfields.com.

In terms of section 59(1) (b) of the Companies Act, 71 of 2008, the record date for the purpose of determining which shareholders are entitled to participate in and vote at the AGM (being the date on which a shareholder must be registered in the Company's securities register in order to participate in and vote at the AGM) is Friday, 27 May 2022. Therefore, the last day to trade in order to be registered in the Company's securities register as at the record date is Tuesday, 24 May 2022.

Notes to editors

About Gold Fields

Gold Fields Limited is a globally diversified gold producer with nine operating mines in Australia, Ghana (including our Asanko Joint Venture), Peru and South Africa, and one project in Chile, with total attributable annual gold-equivalent production of 2.34Moz. It has attributable gold-equivalent Mineral Reserves of 48.60Moz and gold Mineral Resources of 111.80Moz (including Mineral Reserves). Gold Fields has a primary listing on the Johannesburg Stock Exchange (JSE) Limited, and an additional listing on the New York Stock Exchange (NYSE).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

Investor Enquiries

Avishkar Nagaser
Tel   +27 11 562 9775
Mobile +27 82 312 8692
Email   Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel   +27 11 562 9849
Mobile +27 72 493 5170
Email   Thomas.Mengel@goldfields.com

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile +27 82 260 9279
Email   Sven.Lunsche@goldfields.com

Directors: C A Carolus (Chair), C I Griffith** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani #, P J Bacchus†, T P Goodlace, J E McGill^, S P Reid^, P G Sibiya, Y G H Suleman
^Australian, †British, #Ghanaian, ** Executive Director
Company Secretary: Anrè Weststrate

Our Purpose
Creating enduring value beyond mining

 safety  integrity  respect  responsibility  innovation  collaborative delivery

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 31 March 2022

By:	/s/ C I Griffith
Name:	C I Griffith
Title:	Chief Executive Officer